UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 02)*

Intrusion, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46121E205

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

CUSIP No.	46121E205

1	**Names of Reporting Persons**
	James W. Harpel

2	**Check the appropriate box if a member of a Group (see instructions)**
	(a) [ ]
	(b) [ ]

3	**Sec Use Only**

4	**Citizenship or Place of Organization**
	United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5	**Sole Voting Power**
		600,000
	6	**Shared Voting Power**
		63,000
	7	**Sole Dispositive Power**
		600,000
	8	**Shared Dispositive Power**
		63,000

9	**Aggregate Amount Beneficially Owned by Each Reporting Person**
	663,000*
	*James W. Harpel directly owns 600,000 shares of the Issuer's Common Stock. 63,000 shares of the Issuer's Common Stock are owned by six trusts (the "Trusts") over which Mr. Harpel has Power of Attorney ("POA"). As POA, Mr. Harpel shares with the trustees the power to vote or dispose the shares held by the Trusts. Further, as the POA of the Trusts, Mr. Harpel may be deemed a beneficial owner, for purposes of Section 13(d) of the Act of any securities of the Issuer beneficially owned by the Trusts. Mr. Harpel disclaims beneficial ownership of the securities reported in this Schedule 13G/A Statement ("Statement") that belong to the Trusts other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Mr. Harpel is or was the beneficial owner for any other purpose.

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 3.53%* *Based upon 18,793,046 shares outstanding of the Issuer's common stock as of November 2, 2021, as reported by Intrusion, Inc. in its Quarterly Report on Form 10-Q filed on November 12, 2021.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)   Name of Issuer:

Intrusion, Inc.

(b)   Address of Issuer's Principal Executive Offices:

101 East Park Blvd., Suite 1200
Plano, TX 75074

Item 2.

(a)   Name of Person Filing:

James W. Harpel

(b)   Address of Principal Business Office or, if None, Residence:

Palm Beach Capital
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

(c)   Citizenship:

United States Citizen

(d)   Title and Class of Securities:

Common Stock, par value $0.01

(e)   CUSIP No.:

46121E205

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [_]   Broker or dealer registered under Section 15 of the Act;

(b)   [_]   Bank as defined in Section 3(a)(6) of the Act;

(c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act;

(d)   [_]   Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)   [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   [_]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   [_]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   [_]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)   [_]   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership

(a)   **Amount Beneficially Owned:**

663,000*

*James W. Harpel directly owns 600,000 shares of the Issuer's Common Stock. 63,000 shares of the Issuer's Common Stock are owned by six trusts (the "Trusts") over which Mr. Harpel has Power of Attorney ("POA"). As POA, Mr. Harpel shares with the trustees the power to vote or dispose the shares held by the Trusts. Further, as the POA of the Trusts, Mr. Harpel may be deemed a beneficial owner, for purposes of Section 13(d) of the Act of any securities of the Issuer beneficially owned by the Trusts. Mr. Harpel disclaims beneficial ownership of the securities reported in this Schedule 13G/A Statement ("Statement") that belong to the Trusts other than for the purpose of determining his obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Mr. Harpel is or was the beneficial owner for any other purpose.

(b)   **Percent of Class:**

3.53%*

*Based upon 18,793,046 shares outstanding of the Issuer's common stock as of November 2, 2021, as reported by Intrusion, Inc. in its Quarterly Report on Form 10-Q filed on November 12, 2021.

(c)   **Number of shares as to which such person has:**

(i)   **Sole power to vote or to direct the vote:**

600,000

      (ii)   **Shared power to vote or to direct the vote:**

          63,000

      (iii)   **Sole power to dispose or to direct the disposition of:**

          600,000

      (iv)   **Shared power to dispose or to direct the disposition of:**

          63,000

Item 5.   **Ownership of Five Percent or Less of a Class.**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   **Ownership of more than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7.   **Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.**

Not applicable.

Item 8.   **Identification and classification of members of the group.**

Not applicable.

Item 9.   **Notice of Dissolution of Group.**

Not applicable.

Item 10. **Certifications.**

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

By: *_/s/ James W. Harpel_*